Exhibit 99.1

Moolec Science SA Announces Changes to Board of Directors

Moolec Science SA (NASDAQ: MLEC) (the “Company”), an innovation-driven company engineering plants and microbes to unlock scalable protein solutions for the global food industry, today announced changes to the composition of its Board of Directors.

Appointment of Director

Daniel Core has been appointed to the Company’s Board of Directors, effective February 25, 2025. Mr. Core has also been appointed as a member of the Audit Committee and the Compensation Committee of the Board.

Daniel Core is a U.S.-based quality and operations professional with more than three decades of experience in industrial manufacturing environments. His background includes quality leadership roles across multinational and precision manufacturing organizations, with a focus on operational discipline, compliance, and process integrity.

Mr. Core has held quality assurance and quality leadership positions with organizations including Illinois Tool Works, MW Components, Aptix, and Stanley Black & Decker. His experience spans the implementation and oversight of established quality management systems and regulatory frameworks commonly applied in regulated manufacturing sectors. He has extensive experience supporting internal and external audit processes, strengthening quality systems, and contributing to continuous improvement initiatives focused on risk reduction, cost discipline, and operational efficiency. Mr. Core currently serves in a quality leadership role within the manufacturing sector in New England.

He brings a disciplined, systems-oriented perspective to Board discussions, informed by hands-on experience with quality governance, compliance environments, and operational risk management.

Resignation of Directors

Aimar Dimo and Gloria Montaron Estrada have each resigned from the Company’s Board of Directors, effective February 25, 2025.

The Company sincerely thanks Mr. Dimo and Ms. Montaron Estrada for their dedicated service and valuable contributions to the Company and its shareholders during their tenure.

About Moolec Science SA

Moolec Science is an innovation-driven company engineering plants and microbes to unlock scalable protein solutions for the global food system. By integrating Molecular Farming and precision fermentation, Moolec combines the cost efficiency of crops with the functionality and nutrition of animal proteins, creating sustainable and commercially viable ingredients. The Company’s diversified pipeline includes alternative proteins, bioactive compounds, nutritional oils, and biological inputs for regenerative agriculture. Moolec has a robust intellectual property portfolio with more than 52 granted and pending patents across multiple technology platforms. With operations spanning the United States, Europe and South America, Moolec is advancing a seed-to-ingredient approach designed to transform the future of food production. Moolec is publicly listed on Nasdaq under the ticker “MLEC.” For more information, please visit www.moolecscience.com and ir.moolecscience.com.

Forward Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Science’s Contacts:

●	Investor Relations inquiries: ir@moolecscience.com